ROCSOP-Government Securities Portfolio

Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Portfolio. Accordingly, the following amounts have been reclassified for December 31, 2004. Net assets of the Portfolio were unaffected by the reclassifications.

                                   INCREASE TO               REDUCTION TO
                                   ACCUMULATED            ACCUMULATED NET
      INCREASE TO               NET INVESTMENT              REALIZED GAIN
      PAID-IN CAPITAL                   INCOME           ON INVESTMENTS(4)
      -------------------------------------------------------------------
      $28,813                          $50,213                    $79,026

4. $28,813, including $18,145 of long-term capital gain, was distributed in connection with Portfolio share redemptions.